January 22, 2025

Paul P. Egge
Chief Financial Officer
Stellar Bancorp, Inc.
9 Greenway Plaza, Suite 110
Houston, Texas 77046

       Re: Stellar Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38280
Dear Paul P. Egge:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance